Filed Pursuant to Rule 253(g)(2)

File No. 024-12419

SUPPLEMENT DATED AUGUST 19, 2024

OFFERING CIRCULAR

DATED JULY 25, 2024

Mode Mobile, Inc.

This document supplements, and should be read in conjunction with the Offering Circular dated July 25, 2024 (the “Offering Circular”) of Mode Mobile, Inc. The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to add non-equity perks to the Offering Circular as described below and include supplemental disclosure regarding the Bonus Shares.

Non-Equity Perks

For each investment in this Offering over $1,500, the Company will donate two Mode EarnPhones to a family or veteran in need though the Company’s current charity partner, the Youngstown Community Foodbank. This perk comes with no equity value and the maximum cash cost to the Company for each EarnPhone is approximately $125. The Company books all costs from its giveaway and donation programs, including this one, as a part of operational marketing expenses and not an offering expense.

Bonus Shares

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.